Exhibit 99.4

IAMGOLD Corporation

Reconciliation with United States Generally Accepted Accounting Principles – Item 18

Years Ended December 31, 2008, 2007 and 2006

IAMGOLD Corporation (the “Company”) prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which principles differ in certain respects from those applicable in the United States (“U.S. GAAP”) and from practices prescribed by the United States Securities and Exchange Commission (“SEC”).

Consolidated Statements of Earnings:

(in 000’s)	2008	2007	2006
	$	$	$
Net earnings(loss) from continuing operations for the year reported under Canadian GAAP	(9,916)	(42,060)	72,388
Earnings from Sadiola and Yatela under Canadian GAAP, using proportionate consolidation (Note 1(a))	(40,954)	(51,948)	(70,693)
Equity earnings of Sadiola under U.S. GAAP (Note 1(a))	30,298	21,851	36,213
Equity earnings of Yatela under U.S. GAAP (Note 1(a))	9,956	24,364	37,241
Tarkwa and Damang stripping costs (Note 1(a))	(5,859)	(7,832)	(6,212)
Exploration expensed (Note 1(b))	(41,329)	(22,190)	(9,656)
Reduction of impairment charge (Note 1(b))	13,102	—	—
Amortization of royalty interests (Note 1(d))	100	(495)	111
Warrants (Note 1(f))	13,872	13,232	(2,712)
Forward sales liability (Note 1(g))	(205)	(370)	623
Flow through shares (Note 1(h))	440	—	—
Other	—	201	103
Income taxes on the above	7,366	6,266	1,464

Net earnings(loss) from continuing operations, U.S. GAAP	(23,129)	(58,981)	58,870
Net earnings from discontinued operations	—	—	93

Net earnings (loss), U.S. GAAP	(23,129)	(58,981)	58,963

	2008	2007	2006
	$	$	$
Basic and diluted net earnings(loss) from continuing operations per share	(0.08)	(0.20)	0.32
Basic and diluted net earnings(loss) per share	(0.08)	(0.20)	0.32

Consolidated Statements of Comprehensive Income:

(in 000’s)	2008	2007	2006
	$	$	$
Net earnings(loss), U.S. GAAP	(23,129)	(58,981)	58,963
Other comprehensive income (loss):
Marketable securities (Note 1(e))	(4,841)	(2,245)	1,439
Cumulative translation adjustment (Note 1(b))	(73,402)	28,895	(4,836)

Comprehensive income(loss), U.S. GAAP	(101,372)	(32,331)	55,566

Consolidated Statements of Shareholders’ Equity:

(in 000’s)	2008	2007	2006
	$	$	$
Shareholders’ equity based on Canadian GAAP	1,655,666	$1,751,316	$1,773,351
Impact on shareholders’ equity of U.S. GAAP adjustments:
Equity accounting of Sadiola and Yatela (Note 1(a))	(13,752)	(13,052)	(7,319)
Tarkwa and Damang stripping costs (Note 1(a))	(19,903)	(14,044)	(6,212)
Accumulated exploration expensed (Note 1(b))	(54,923)	(33,795)	(10,618)
Accumulated amortization of royalty interests (Note 1d))	(1,958)	(2,058)	(1,563)
Warrants (Note 1(f))	—	(13,872)	(27,115)
Forward sales liability (Note 1(g))	48	253	623
Marketable securities (Note 1(e))	—	—	1,417
Other	—	—	105
Income taxes on the above	16,704	8,291	2,025

Shareholders’ equity based on U.S. GAAP	1,581,882	1,683,039	1,724,694

Consolidated Statements of Cash Flows:

Cash flows from operating activities, financing activities and investing activities would be presented as follows on a US GAAP basis:

(in 000s)	2008	2007	2006
	$	$	$
Operating activities	181,539	65,484	3,425
Investing activities	(229,134)	(50,799)	43,141
Financing Activities	41,880	(41,380)	(11,450)
Cash from (used in) discontinued operations	—	28,451	(1,579)

Consolidated Balance Sheet:

As at December 31, 2008 (in 000’s)	Cdn GAAP	Equity Adjustments (Note 1(a))	Other US GAAP Adjustments	US GAAP
	$	$	$	$
ASSETS
Current Assets:
Cash and cash equivalents	117,989	(28,011)		89,978
Gold bullion	70,191			70,191
Receivables and other current assets	64,163	(18,194)		45,969
Inventories	92,801	(21,006)		71,795

	345,144	(67,211)	—	277,933

Other long-term assets	105,235	(60,609)		44,626
Equity investments (Note 2)	153,171	83,760		236,931
Royalty interests (Note 1(d))	30,801		(1,958)	28,843
Mining assets (Note 1(b))	1,041,555	(51,049)	(41,136)	949,370
Exploration and development (Note 1(b))	121,689		(13,787)	107,902
Goodwill	342,046			342,046
Other intangible assets (Note 6)	12,045			12,045

	2,151,686	(95,109)	(56,881)	1,999,696

LIABILITIES AND SHAREHOLDER’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities (Notes 1(g),7, 8(a))	146,668	(41,584)	(2,394)	102,690
Dividends payable	17,740			17,740
Credit facility	50,000			50,000
Deferred revenues	—		2,346	2,346
Current portion of long-term liabilities	25,291	(1,769)		23,522

	239,699	(43,353)	(48)	196,298

Long-term liabilities:
Long-term debt	5,467			5,467
Future income and mining tax liability (Notes 1(b),(d),(h),4)	159,739	21	(16,704)	143,056
Asset retirement obligations	70,490	(18,122)		52,368
Other long-term liabilities	6,239			6,239

	241,935	(18,101)	(16,704)	207,130

Non-controlling interest	14,386			14,386
Shareholders’ equity:
Common shares (Note 1(c ),(h))	1,655,755		10,046	1,665,801
Contributed Surplus (Notes 1(c),(f),3)	39,242		(24,358)	14,884
Retained earnings (Notes 1(b),(c ),(d),(g),(h))	21,897	(33,655)	(32,032)	(43,790)
Accumulated other comprehensive income (loss) (Note 1(b))	(61,228)		6,215	(55,013)

	1,655,666	(33,655)	(40,129)	1,581,882

	2,151,686	(95,109)	(56,881)	1,999,696

As at December 31, 2007 (in 000’s)	Cdn GAAP	Equity Adjustments (Note 1(a))	Other US GAAP Adjustments	US GAAP
	$	$	$	$
ASSETS
Current Assets:
Cash and cash equivalents	113,265	(17,572)	—	95,693
Gold bullion	53,982	—	—	53,982
Receivables and other current assets	77,221	(18,139)	—	59,082
Inventories	89,230	(17,423)	—	71,807

	333,698	(53,134)	—	280,564
Other long-term assets	88,416	(56,919)	—	31,497
Equity investments (Note 2)	112,478	91,165	—	203,643
Royalty interests (Note 1(d))	34,835	—	(2,055)	32,780
Mining assets	1,023,961	(65,737)	—	958,224
Exploration and development (Note 1(b))	225,473	—	(33,795)	191,678
Goodwill	361,648	—	—	361,648
Other intangible assets	15,103	—	—	15,103

	2,195,612	(84,625)	(35,850)	2,075,137

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities (Note 7)	129,804	(36,060)	(2,147)	91,597
Dividends payable	17,625	—	—	17,625
Credit facility	4,000	—	—	4,000
Current portion of long-term liabilities (Note 1(g))	26,298	(1,192)	(205)	24,901
Deferred revenues	—	—	2,147	2,147

	177,727	(37,252)	(205)	140,270
Long-term liabilities:
Long-term debt	5,696	—	—	5,696
Future income and mining tax liability (Notes 1(b),(d),4)	157,956	(4,517)	(8,288)	145,151
Asset retirement obligations	77,506	(15,760)	—	61,746
Accrued benefit liability	6,360	—	—	6,360
Warrants (Note 1(f))	—	—	13,872	13,872
Long-term portion of forward sales liability (Note 1(g))	10,472	—	(48)	10,424

	257,990	(20,277)	5,536	243,249
Non-controlling interest	8,579	—	—	8,579
Shareholders’ equity:
Common shares (Note 1(c))	1,633,119	—	9,542	1,642,661
Contributed surplus (Notes 1(c),3)	20,034	—	34	20,068
Warrants (Note 1(f))	24,391	—	(24,391)	—
Retained earnings (Notes 1(b),(c ),(d),(g))	49,553	(27,096)	(25,378)	(2,921)
Accumulated other comprehensive income (loss) (Note 1(b))	24,219	—	(988)	23,231

	1,751,316	(27,096)	(41,181)	1,683,039

	2,195,612	(84,625)	(35,850)	2,075,137

Notes to U.S. GAAP Reconciliation:

1.	Notes to the U.S. GAAP reconciliation:

a)	Equity Method Investments in Sadiola, Yatela, Tarkwa and Damang:

Under Canadian GAAP, the Company accounts for its interests in the Sadiola and Yatela joint ventures by the proportionate consolidation method and its interest in the Tarkwa and Damang mines under the equity method as working interests. Under U.S. GAAP, the Company is required to equity account for all of its investments and record in earnings its proportionate share of their net income measured in accordance with U.S. GAAP.

For U.S. GAAP purposes, the Company’s share of earnings from its investments have been adjusted for the following items:

(i)	Exploration and development costs:

Under U.S. GAAP, the Company is required to expense all costs prior to the completion of a definitive feasibility study which establishes proven and probable reserves. Under Canadian GAAP, costs subsequent to establishing that a property has mineral resources which have the potential of being economically recoverable, are capitalized.

(ii)	Start-up costs:

U.S. GAAP requires start-up costs to be expensed as incurred. Canadian GAAP allows start-up costs to be capitalized until commercial production is established.

(iii)	Deferred stripping costs:

Under Canadian GAAP, the Company capitalized stripping costs incurred during the year relating to betterments at Yatela, Tarkwa and Damang. These costs will be amortized on a units-of-production basis over the reserves that directly benefit from the stripping activity. Under U.S. GAAP, the Company accounts for stripping costs as a variable production cost in accordance with Emerging Issues Task Force (EITF) 04-6 “Accounting for Stripping Costs Incurred during Production in the Mining Industry” (“EITF 04-06”), and Statement of Financial Accounting Standards (SFAS) 151, Inventories.

(iv)	Future income taxes:

Tax adjustments related to the above items.

b)	Exploration Expensed:

Under U.S. GAAP, the Company is required to expense all costs prior to the completion of a definitive feasibility study which establishes proven and probable reserves. Under Canadian GAAP, costs subsequent to establishing that a property has mineral resources which have the potential of being economically recoverable, are capitalized.

Also associated with exploration expense adjustment described above would be the impact on cumulative translation adjustment pertaining to exploration costs undertaken by the Company’s self-sustaining foreign denominated operations.

In fiscal 2008, the Company recognized an impairment charge of $129.9 million under Canadian GAAP associated with capitalized exploration, development and goodwill balances for a number of its exploration properties. Under U.S. GAAP, a proportion of these costs have been expensed in prior periods as exploration costs and an adjustment was required to reduce the impairment charge recorded under Canadian GAAP accordingly.

c)	Stock-based compensation:

Effective January 1, 2006, the Company adopted SFAS 123(R), Share-Based Payments, to account for share based payments to employees, directors and consultants. The adoption of SFAS 123(R) did not have a material impact on stock-based compensation expense for 2006. Prior to January 1, 2006, the Company accounted for stock-based compensation in accordance with SFAS 123.

The cumulative balance sheet impact of the Company’s initial adoption of SFAS 123 as it relates to stock options granted in years prior to adoption and APB 25 as it relates to stock appreciation rights granted prior to 2002 have been reflected in the U.S. GAAP balance sheets.

There were no income statement impacts for the years ended December 31, 2008 and 2007 for the items described above.

d)	Royalty Interests:

Under Canadian GAAP, depreciation and amortization of royalty interests is calculated on the units-of-production method based upon the estimated mine life corresponding to the property’s reserves and resources whereas under U.S. GAAP, the calculations are made based upon proven and probable mineable reserves.

e)	Marketable securities:

Under Canadian GAAP, since January 1, 2007, marketable securities and debenture receivable are classified as available-for-sale assets and are measured at fair value using the last quoted price. Unrealized gains or losses related to changes in market value as well as the related tax impact are accounted for in other comprehensive income (OCI) until the marketable security is sold or other than temporarily impaired. Before January 1, 2007, investments in marketable securities were recorded at cost under Canadian GAAP.

For all periods presented under U.S. GAAP, marketable securities are accounted according to the rules adopted under Canadian GAAP on January 1, 2007.

f)	Warrants:

Under Canadian GAAP, warrants to purchase common shares are accounted for as a component of shareholders’ equity. Under U.S. GAAP, issuers having warrants with an exercise price denominated in a currency other than the issuer’s functional currency are required to treat the fair value of the warrants as a liability and to mark to market those warrants through net earnings.

On August 12, 2008, the remaining outstanding 19,991,000 warrants expired without being exercised and the carrying value of warrants was transferred to contributed surplus under Canadian GAAP. The liability under US GAAP was extinguished and a non-hedge derivative gain was recognized in the statement of earnings.

g)	Forward sales liability:

Under Canadian GAAP, forward gold sales contracts for the Mupane mine are accounted for as normal purchase and sale contracts from the date of acquisition. Under U.S. GAAP, the forward contracts were accounted for as normal purchase and sale contracts from June 26, 2006, the date documentation of the accounting treatment for these contracts was finalized. Prior to June 26, 2006, the forward contracts were accounted for on a mark-to-market basis.

h)	Flow through shares:

On March 5, 2008, the Company issued 928,962 flow-through common shares for the Westwood project totaling C$8,500,000 which will have to be spent in fiscal 2008. Under Canadian GAAP, flow-through shares are recorded at their face value, net of related issuance costs. When eligible expenditures are made, the carrying value of these expenditures may exceed their tax value due to the renunciation of the tax benefit by the Company. The tax effect of this temporary difference is recorded as a cost of issuing the shares. Under U.S. GAAP, these exploration expenditures were recorded as an expense [Note 1(b)] which results in the accounting and tax basis of these expenditures being equal and no temporary taxable difference being required.

Under U.S. GAAP SFAS No. 109, Accounting for Income Taxes, the proceeds from issuance should be allocated between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the shares. A liability is recognized for this difference. The liability was reversed into earnings when the Company renounced its tax benefits in December 2008.

2.	Equity method investments:

The changes in the Company’s equity method investments pursuant to U.S. GAAP are as follows:

(in 000’s)	2008	2007	2006
	$	$	$
Equity method investments, beginning of year	203,643	188,969	192,868
Equity investments acquired in the year	16,420	—	—
Net earnings	58,668	63,774	96,116
Distributions received	(41,800)	(49,100)	(100,015)

Equity method investments, end of year	236,931	203,643	188,969

Condensed balance sheet information for the Company’s significant equity method investments is summarized below:

	2008
(in 000’s)	Tarkwa	Damang	Sadiola	Yatela
	$	$	$	$
Current assets	140,370	49,423	111,629	57,765
Long-term assets, net	650,534	51,106	194,647	45,110

	790,904	100,529	306,276	102,875

Current liabilities	113,026	24,741	91,989	20,770
Long-term obligations and other	125,127	10,312	15,674	11,860
Equity	552,751	65,476	198,613	70,245

	790,904	100,529	306,276	102,875

	2007
(in 000’s)	Tarkwa	Damang	Sadiola	Yatela
	$	$	$	$
Current assets	161,238	38,730	78,371	56,848
Long-term assets, net	488,021	37,926	217,463	50,938

	649,259	76,656	295,834	107,786

Current liabilities	63,852	19,243	38,826	56,025
Long-term obligations and other	114,397	7,608	28,126	6,408
Equity	471,010	49,805	228,882	45,353

	649,259	76,656	295,834	107,786

Condensed income statement information for the Company’s significant equity method investments is summarized below:

	2008
(in 000’s)	Tarkwa	Damang	Sadiola	Yatela
	$	$	$	$
Revenue	550,302	172,196	396,208	144,448
Expenses	468,074	156,471	316,474	119,558

Net earnings	82,228	15,725	79,734	24,890

	2007
(in 000’s)	Tarkwa	Damang	Sadiola	Yatela
	$	$	$	$
Revenue	456,608	124,931	267,911	208,845
Expenses	362,508	126,127	210,408	147,935

Net earnings	94,100	(1,196)	57,503	60,910

	2006
(in 000’s)	Tarkwa	Damang	Sadiola	Yatela
	$	$	$	$
Revenue	433,974	130,836	300,726	214,500
Expenses	321,429	123,476	205,429	121,398

Net earnings	112,545	7,360	95,297	93,102

3.	Stock-based compensation:

A summary of the status of the Company’s nonvested share options as of December 31, 2008 and the changes during the year ended December 31, 2008, is presented below:

	Awards	Weighted Average Grant-Date Fair- value
Nonvested as of January 1, 2008	2,554,001	2.71
Granted	2,230,500	2.45
Vested	(929,754)	2.73
Forfeited	(195,626)	2.46

Nonvested, December 31, 2008	3,659,121	2.56

The total intrinsic value of options exercised during 2008 was $1.3 million (2007—$4.9 million, 2006—$10.0 million). The total fair value of options that vested during 2008 was $2.4 million (2007—$2.2 million, 2006—$1.2 million).

As at December 31, 2008 and 2007, the aggregate intrinsic value of options outstanding was $Nil and $Nil million, respectively, while the aggregate intrinsic value of the options that are currently exercisable was $Nil and $1.7 million, respectively.

As at December 31, 2008, there was $4.2 million of total unrecognized compensation costs related to non-vested stock options. The Company expects to recognize this expense over a weighted average period of 1.96 years.

4.	Income taxes:

The Company’s future tax liability for each tax jurisdiction was as follows:

(in 000’s)	2008	2007
	$	$
Suriname	95,336	98,585
Canada	27,128	29,940
Tanzania	218	11,587
France	16,094	—
Peru	4,280	5,039

	143,056	145,151

5.	Income tax uncertainty:

Income tax liabilities as of December 31, 2008 included a total of $3.1 million for unrecognized income tax benefits, excluding accrued interest and penalties. A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

(in 000’s)	$
Balance at January 1, 2008	2,884
Additions based on tax positions related to the current year	—
Additions related to tax positions of prior years	286
Reductions related to tax positions of prior years	(105)
Settlements of tax positions	—

Balance as at December 31, 2008	3,065

As at December 31, 2008, $1.3 million of income tax for unrecognized tax benefits, if recognized in future periods, would impact the Company’s effective tax rate. The Company does not believe that there will be any material changes in its unrecognized tax positions over the next twelve months.

The Company recognizes interest and penalty expense related to unrecognized tax benefits in Corporate Administration in the consolidated statement of earnings. Interest and penalties of $0.2 million was recorded in the year ended December 31, 2008. As at December 31, 2008, the Company has accrued interest and penalties of $0.2 million with respect to its unrecognized tax benefits recorded on its consolidated balance sheet.

In some cases, the Company’s tax positions are related to years that remain subject to examination by tax authorities. The following table outlines the open years, by tax jurisdiction, as at December 31, 2008:

Jurisdiction	Open Years:
Canada	2004 to present
Suriname	2005 to present
Mali	2007 to present

6.	Other intangible assets:

The weighted average amortization period for the Company’s favorable supplier contracts is approximately 10.6 years. The estimated amortization expense for the Company’s other intangible assets for each of the next five years and thereafter is as follows:

(in 000’s)	Amortization of other intangible assets
$
2009	3,059
2010	3,059
2011	582
2012	356
2013	356
Thereafter	4,633

12,045

7.	Accounts payable and accrued liabilities:

Accounts payable and accrued liabilities on the Company’s consolidated balance sheet consist of the following:

(in 000’s)	2008	2007
	$	$
Trade payables	35,242	47,124
Accrued liabilities	43,992	44,473
Taxes payable	23,456	—

	102,690	91,597

8.	United States accounting pronouncements adopted effective January 1, 2008:

a)	Fair Value Measurements:

In September 2006, the FASB issued SFAS 157 “Fair Value Measurements” that provides enhanced guidance for using fair value to measure assets and liabilities. SFAS 157 is meant to ensure that the measurement of fair value is more comparable and consistent, and improve disclosure about fair value measures. As a result of SFAS 157, there is now a common definition of fair value to be used throughout U.S. GAAP. SFAS 157 applies whenever U.S. GAAP requires (or permits) measurement of assets or liabilities at fair value. SFAS 157 does not address when the use of fair value measurements is required.

In February 2008, the FASB issued FSP FAS157-2, which delays the effective date of SFAS 157 for nonfinancial assets or liabilities that are not required or permitted to be measured at fair value on a recurring basis to fiscal years beginning after November 15, 2008, and interim periods within those years. The Company is currently evaluating the impact that FSP FAS 157-2 may have on its financial statements.

Effective January 1, 2008, the Company adopted SFAS 157 for financial assets and liabilities recognized at fair value on a recurring basis. SFAS 157 specifies a valuation hierarchy based on whether the inputs to valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s own assumptions. These two types of inputs have created the following fair value hierarchy:

b)	Level 1: Quoted prices for identical instruments in active markets;

c)

Level 2: Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets; and

d)	Level 3: Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The fair values of the Company’s financial assets and liabilities at December 31, 2008 are:

(in 000’s)	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Aggregate Fair Value
	$	$	$	$
Financial Assets:
Derivatives:
Heating oil call option contracts	—	1,457	—	1,457
Held for trading:
Warrants included in marketable securities	—	364	—	364
Available-for-sale:
Marketable securities, excluding warrants	4,318	—	—	4,318

Total	4,318	1,821	—	6,139

Financial Liabilities:
Derivatives:
Foreign currency collars	—	573	—	573

Total	—	573	—	573

Valuation Techniques:

Marketable Securities, excluding warrants:

The fair value of available-for-sale marketable securities, excluding warrants, is determined based on a market approach reflecting the closing price of each particular security at the balance sheet date. The closing price is a quoted market price obtained from the exchange that is the principal active market for that particular security and is therefore classified within Level 1 of the fair value hierarchy established by SFAS 157.

Warrants:

The fair value of certain warrants included in marketable securities is obtained through the use of Black-Scholes pricing models which uses share price inputs and volatility measurements and are therefore classified within Level 2 of the fair value hierarchy established by SFAS 157.

Derivatives:

For its heating oil call option contracts and foreign currency collars, the Company obtains a valuation of the contracts from counterparties of its portfolio of contracts. The valuations are based on forward rates considering the market price, rate of interest and volatility and are therefore classified within Level 2 of the fair value hierarchy established by SFAS 157.

b)	Fair Value Option for financial assets and financial liabilities:

In February 2007, the FASB issued SFAS 159 “The Fair Value Option for Financial Assets and Financial Liabilities”, which allows for an irrevocable option, Fair Value Option (FVO), to carry eligible financial assets and liabilities at fair value, with the election made on an instrument-by-instrument basis. Changes in fair value for these instruments would be recorded in earnings. The objective of SFAS 159 is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.

Effective January 1, 2008, the Company adopted the provisions of SFAS 159 and did not adopt the FVO on its eligible financial instruments, which included equity investments and long term debt, existing as at January 1, 2008.

9.	Recently issued accounting pronouncements:

(i)	Determination of the useful life of intangible assets:

In April 2008, the FASB issued FSP No. FAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP 142-3”) which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, “Goodwill and Other Intangible Assets” (“SFAS 142”). The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141, “Business Combinations” (“SFAS 141”). FSP 142-3 is effective for the fiscal year beginning January 1, 2009 and will be applied prospectively to intangible assets acquired after the effective date. The Company is currently evaluating the impact that the adoption of FSP 142-3 may have on its consolidated financial statements.

(ii)	Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock:

In March 2008, the FASB approved the issuance of Emerging Issues Task Force Issue No. 07-5, “Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock”. EITF 07-5 defines when adjustment features within contracts are considered to be equity-indexed and will be effective for the Company in the first quarter of fiscal 2009. The Company is currently evaluating the impact that the adoption of EITF 07-5 may have on its consolidated financial statements.

(iii)	Accounting for convertible debt instruments that may be settled in cash upon conversion:

In May 2008, FASB issued FSP No. APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion (Including Partial Cash Settlement),” which will change the accounting treatment for convertible debt securities that the issuer may settle fully or partially in cash. FSP No. APB 14-1 requires bifurcation of convertible debt instruments into a debt component that is initially recorded at fair value and an equity component, which represents the difference between the initial proceeds from issuance of the instrument and the fair value allocated to the debt component. The debt component is subsequently accreted (as a component of interest expense) to par value over its expected life. FSP No. APB 14-1 is effective for fiscal years and interim periods beginning after December 15, 2008, and must be retrospectively applied to all prior periods presented, even if an instrument has matured, converted, or otherwise been extinguished as of the FSP’s effective date.

The Company is currently evaluating the impact that the adoption of FSP No. APB 14-1 may have on its consolidated financial statements.

(iv)	Hierarchy of generally accepted accounting principles:

In May 2008, FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles,” which identifies the sources of accounting and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with U.S. GAAP. SFAS No. 162 became effective on November 15, 2008. The adoption of SFAS No. 162 is not expected to result in a change in the Company’s accounting practices.

(v)	Disclosures about derivative instruments and hedging activities:

In March 2008, FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment of FASB Statement No. 133.” SFAS No. 161 amends the disclosure requirements for derivative instruments and hedging activities contained in SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” Under SFAS No. 161, entities are required to provide enhanced disclosures about (i) how and why an entity uses derivative instruments, (ii) how derivative instruments and related hedged items are accounted for under SFAS No. 133 and related interpretations and (iii) how derivative instruments and related hedged items affect an entity’s financial position, financial performance and cash flows. SFAS No. 161 is effective for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged. SFAS No. 161 encourages, but does not require disclosure for earlier periods presented for comparative purposes at initial adoption. The adoption of SFAS No. 161 will not affect the Company’s accounting for derivative financial instruments; however, the Company is currently evaluating the impact on its related disclosures.

(vi)	Non-controlling interests in consolidated financial statements:

The FASB issued SFAS 160, “Non-controlling Interests in Consolidated Financial Statements” which amends ARB 51 to establish accounting and reporting standards for a non-controlling interest in a subsidiary and for deconsolidation of a subsidiary. The pronouncement is effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008. This pronouncement is to be applied prospectively as of the beginning of the fiscal year in which the statement is initially applied, except for the presentation and disclosure requirements. The presentation and disclosure requirements are to be applied retrospectively for all periods presented. The Company is currently evaluating the impact that the adoption of SFAS No. 160 may have on its consolidated financial statements.

(vii)	Business combinations:

The FASB issued, SFAS 141(R), “Business Combinations”. This pronouncement retains the fundamental requirements in SFAS 141 that the acquisition method of accounting be used for all business combinations and for an acquirer to be identified for each business combination. The following are some of the significant changes this new statement makes to how the acquisition method is applied:

•	Measuring the assets acquired, the liabilities assumed, and any non-controlling interest at their fair values;

•	Recognizing assets acquired and liabilities assumed arising from contingencies;

•	Recognizing contingent consideration at the acquisition date, measured at its fair value;

•	Recognizing a gain in the event of a bargain purchase (i.e. previously negative goodwill).

This pronouncement will apply prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. The Company will adopt this pronouncement accordingly.